VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

September 11, 2018

Re:	Invesco DB Multi-Sector Commodity Trust
Invesco DB Agriculture Fund, a series of Invesco DB Multi-Sector Commodity Trust

Delaying Amendment for Registration Statement on Form S-1 (File Nos. 333-227188, 333-227188-01)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File Nos. 333-227188, 333-227188-01) (the “Registration Statement”) filed by Invesco DB Multi-Sector Commodity Trust (the “Registrant”) and Invesco DB Agriculture Fund, a series of Invesco DB Multi-Sector Commodity Trust (the “Co-Registrant”) on September 5, 2018. Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), the following delaying amendment is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in Downers Grove, Illinois on September 11, 2018.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Joshua B. Sterling of Morgan, Lewis & Bockius LLP at (202) 739-5126.

Invesco DB Multi-Sector Commodity Trust

By:	Invesco Capital Management LLC, its Managing Owner

	By:	*
		Name:	Daniel Draper
		Title:	Principal Executive Officer

Invesco DB Agriculture Fund, a series of Invesco DB Multi-Sector Commodity Trust

By:	Invesco Capital Management LLC, its Managing Owner

	By:	*
		Name:	Daniel Draper
		Title:	Principal Executive Officer

*By:	/s/ Adam Henkel
Name:	Adam Henkel
Title:	Attorney-in-Fact